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March 30, 2006


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  Liberty Media Holding Corporation
     Registration Statement on Form S-4
     Filed March 15, 2006
     File No. 333-132452

Ladies and Gentlemen:

Set forth below are our responses to comments contained in your letter to us dated March 24, 2006 (the "SEC Letter") regarding the referenced Registration Statement. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.


1.   Comment:

     As the planned composition of the tracking groups may not correspond to Liberty Media Corporation's historical attribution of businesses to the interactive group or capital group, please state here any significant considerations investors should have in assessing the summary attributed historical data on pages 14 and 15. For example, we note that Liberty Media Corporation's 2004 Form 10-K includes OpenTV and On Command in its interactive group but that you now have attributed those parts of its business to your expected capital group. Please indicate whether the results take into account these changes in the composition of the groups. We note your disclosure on page B-2-1 that "[t]he attributed financial information presented in the tables has been prepared assuming the restructuring had been completed as of January 1, 2003.

     Response:

     In response to the staff's comments, the first paragraph of the disclosure on page B-2-1 will be amended as follows. Changes have been underlined.

     The following tables present our assets, liabilities, revenue, expenses and cash flows as of and for the years ended December 31, 2005, 2004 and 2003. The tables further present our assets, liabilities, revenue, expenses and cash flows that will be attributed to the Interactive Group and the Capital Group, respectively, if the restructuring is completed. SUCH ATTRIBUTION DOES NOT CORRESPOND TO OUR HISTORIC CLASSIFICATION OF BUSINESSES FOR PURPOSES OF OUR OPERATING SEGMENT PRESENTATION. FOR EXAMPLE, OUR INTERACTIVE GROUP SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2004 INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF CERTAIN SUBSIDIARIES, INCLUDING ON COMMAND CORPORATION AND OPENTV CORP., WHICH ARE BEING ATTRIBUTED TO THE CAPITAL GROUP IN CONNECTION WITH THE RESTRUCTURING. ACCORDINGLY, THE ATTRIBUTED FINANCIAL INFORMATION OF THE CAPITAL GROUP PRESENTED BELOW INCLUDES ON COMMAND CORPORATION AND OPENTV CORP. FOR ALL PERIODS PRESENTED. The financial information is derived from our audited financial statements for the year ended December 31, 2005 included in Part 1 of this Annex B. The attributed financial information presented in the tables has been prepared assuming the restructuring had been completed as of January 1, 2003.

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2.   Comment:

     We understand that on June 7, 2004 you completed the spin-off of Liberty Media International, Inc. Your disclosure indicates that, in the third quarter of 2005, you finalized your 2004 tax return and an adjustment was made to increase your deferred income tax liabilities and reduce additional paid capital to reflect the $28 million allocated to LMI. We have the following comments with respect to this transaction:

     o While your disclosure indicates that this event took place in the third quarter of 2005, we noted no footnote disclosure in the interim financial statements for the period ended September 30, 2005, although we do note an adjustment to equity for $26 million to spin off LGI. Confirm that this adjustment represents the $28 million allocated to LMI under the tax sharing agreement, and explain the $2 million difference. Tell us how you determined no footnote disclosure was required in the interim financial statements, as well as why the treatment of the $28 million was not specifically noted during discussions with the Staff on the appropriate treatment of amounts received and due under the tax sharing agreement with AT&T.

     o Was there a distribution of assets (either tax assets or cash) to LMI in connection with the finalization of the 2004 tax return?

     o Based upon your disclosure, it would appear that the Reorganization Agreement and Tax Sharing Agreement create guarantees both by you, as well as LMI. Tell us how you accounted for the guarantees, specifically those guarantees provided under the Tax Sharing Agreement, at the time of the LMI spin-off. Refer to FIN 45.

     o To the extent that (i) FIN 45 was applicable on the date of the spin-off and (ii) additional amounts are due to or from the other party to the Tax Sharing Agreement, tell us how you intend to account for such amounts in future filings. To respond to this comment, please address your proposed accounting once the tax return relating to the year of the spin-off has been filed. In this fact pattern, this would not be the accounting in the year ended December 31, 2005 when the 2004 tax return was filed, but rather is intended to address your accounting for periods subsequent to that date.

     Response:

     We completed the spin off of Liberty Media International in June 2004. At the time of the spin off, we estimated the net operating and capital loss carryforwards ("NOLs") attributable to the subsidiaries of LMI and included the related deferred tax assets in the net assets distributed to our shareholders. We filed our tax return for the year ended December 31, 2004 in the third quarter of 2005. Based on the information included in such filing, we increased the tax effected value of NOLs allocated to LMI by $26 million and recorded such adjustment as a decrease to our equity. Such amount was further adjusted by $2 million in the fourth quarter of 2005 as a result of certain IRS audit adjustments for 2003 and 2004 which slightly changed the NOL allocation to LMI. No narrative disclosure of the $26 million adjustment was included in our Quarterly Report on Form 10-Q for the period ended September 30, 2005 due to the relative insignificance of the adjustment to our consolidated balance sheet. Disclosure of these adjustments was included in our Annual Report on Form 10-K for the year ended December 31, 2005 in response to the staff's comments and concerns surrounding the accounting treatment of our tax sharing agreement with AT&T.

     Our tax sharing agreement with LMI (now a subsidiary of Liberty Global, Inc., or LGI) does not include any guarantees or indemnifications between us and LMI other than very broad "bad behavior" clauses in the event LMI takes actions that cause the original spin off to be taxable. We continue to be responsible for all taxes and

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adjustments included in our tax returns for the periods in which LMI was part of our tax consolidated group. There are no provisions for payments to be made by us to LMI or by LMI to us as reimbursement for any future tax adjustments. Accordingly, we do not believe that the provisions of FIN 45 apply to this agreement. With respect to the spin off of LMI, in the event any IRS audits increase or decrease the NOLs allocable to LMI and such adjustments occurred during the fiscal year in which we filed the tax return for the year of the spin off, we propose that such adjustments be reflected in equity as a final true-up to the distribution of the assets, liabilities and businesses included in the spin-off. To the extent such adjustments occur after the fiscal year in which we filed the tax return for the year of the spin off, we propose that such adjustments be reflected in our tax expense. The foregoing accounting policy would also be applicable to our spin off of Discovery Holding Company, which we completed in July of 2005.


3.   Comment:

     Please amend to include consent of your independent registered public accountant.

     Response:

     We will file our accountant's consent with our definitive proxy.


Sincerely,
Liberty Media Corporation




Christopher W. Shean
Senior Vice President and Controller

cc:  Charles Y. Tanabe - Liberty Media Corporation
     Robert W. Murray - Baker Botts, LLP
     Cheryl Grant - Securities and Exchange Commission
     Ivette Leon - Securities and Exchange Commission
     Nasreen Mohammed - Securities and Exchange Commission